Entrepreneur

Name: John Paul Campa
UUID: 88567036
Background: I have been in the casino industry for over 14 years in casino marketing and events/promotions, As an experienced marketing executive, my goal was to help companies achieve and exceed financial goals through aggressive new business acquisition while building strong relationships with existing business. Assist in the development and implementation of marketing plans and promotions to ensure a steady flow of high quality patronage.
Location: Arizona

Social Connections

Facebook:
Twitter:
LinkedIn: http://www.linkedin.com/john-campa-b590a144/

Pitch Story

Title of your pitch: MyBeerBuddy, an app to find beer specials near you
Short introduction of your pitch: My Beer Buddy, a free GPS mobile app giving you live info on cheapest beer, Happy hour specials, & Night club promotions nearest you!!
Your pitch story: I started this project in 2017 with an idea. It started on Thanksgiving Day 2017, I was going to my aunt's house for Thanksgiving dinner and stopped at a nearby store to buy a 30 pack of bud light to bring for the get together. After dinner, I was invited to a friends house for drinks so I stopped once again to buy another 30 pack of bud light at another store about 1 mile away from first store I had gone to earlier. After buying the 2nd 30 pack, I realized I spent 8 dollars more on the first 30 pack then I did on 2nd one. At that point, I told myself there has to be an app that can give me this information so I don't do it again.   As I searched play store I couldn't find anything that would give me lowest price on beer other then downloading specific apps for stores and I just didn't have the time or memory on my phone to do so. At that moment I came up with the idea and soon after the name, My Beer Buddy "wherever I go my beer buddy

follows"! I know there are a lot of people that would benefit from this app so they can save and find best deals around when wanting to have a cold beer!

Which category does your pitch belong to: Entertainment

Target Market

Target market: There will be two phases to our target market.   Phase 1, Our target market for our launch will be beer drinkers ages 21-65 in the Phoenix AZ market. We will gear our focus on universities and community colleges in the area. As we expand our reach with My Beer Buddy we will expand our market to nearby states and ultimately across the whole United States! Our 2nd phase will be to market to bar, restaurants & night club owners who recognize the value of saving money all while having a relaxing time enjoying a nice cold adult beverage and great food. My Beer Buddy will show local bars at the top of nearby searches done by our users for the best happy hour specials and also show night club promotions and drink specials. I currently have 4 bars under contract for 3 months giving them priority by putting them on top of these searches.   We also have a secondary market in local convenient stores and grocery stores who sell BEER! With a larger market for stores, such as gas stations, grocery stores, and beer depots, My Beer Buddy will be able to reach a larger audience. One store has already agreed to contract us for 6 months allowing their store to be at the top of the list of nearest beer locations even if they are not the closest or cheapest. As word of the benefits and other advantages of My Beer Buddy travel, we expect more contracts to follow for stores, Bars, and Nightclubs!

Production plan

Production location: United States

Production plan: Sataware Technologies will be handling the design and development of My Beer Buddy. They are making MBB downloadable for Andriod and IOS systems.   My Beer Buddy will be a free app for IOS & Android users! Monarch Litho Inc will be handling our My Beer Buddy Inc. roll out magazine 16 pages 8 x 11. (2500 copies) to help start our Arizona launch campaign.

Risks and Challenges

These securities have limited channels for resale. You should not bid unless you can afford to lose the entire amount. After the pitch closes, we can't refund your investment; returns may never be paid.

Description: Investing in My Beer Buddy Inc from the start up phase involves a high degree of risk. The risk factors and all other information disclosed in the campaign must be carefully considered before making an investment decision regarding the Securities. One or more of these risk factors could cause a loss of part or all funds invested in the Securities. (1) If users do not use the mobile app. (2) If we are not able to sell subscriptions to store,bar, restaurants/ and nightclub owners to meet our goals per month. The Company was only recently formed and has no operating history and has generated no revenues. There is no assurance that the Company can generate revenues or sell any of its products in the marketplace, and even if revenues are generated there is no assurance that the Company can earn a profit.

Will bidders have voting rights in the future: No

Has the business failed to comply with SEC reporting requirements now or in the past: No

Has anyone in the business triggered a security trading bad actor disqualification: No

Does the business have related party transactions with its affiliates, officers, directors, founders, or their family members that amount to 5% or more of your target raise, including any prior Reg CF raises: Yes

Third party transactions description: Founder, John Campa, has personally invested $10.2k in the company as equity (not a loan)

Has the United States Postal Service restrained the business due to a scheme for obtaining money through the mail: No

Give People Faith

Bidders should support your pitch because: My Beer Buddy Inc, Save money without cutting back on your drinking habits. Come join and be apart of the new mobile app on the block!

Spending Plan

Number of current employees including yourself: 5

Percentage of your raise will pay salaries: 0%

Spending plan: The capital raised for My Beer Buddy will go as follows: First we have to account for the fundraising costs which amount to approximately 9% in total of the amount we are seeking to raise. After these fees are paid, we will use the remaining

capital in 3 parts: 1. 30% will go towards completing My Beer Buddy mobile app, maintenance & updates which will all be done by Sataware Technologies.   2. 45% will go towards marketing and promotions. Our marketing plan is simple, reach as many people as we can in the Phoenix area. We will use every social media platform, radio, blip billboards, giveaways, prizes, merchandise, completing our 1st campaign with 2 download parties. 1 bar, 1 Night Club day/night of launch of My Beer Buddy. In addition to our expenses will be the launch of My Beer Buddy Inc. magazine. Working with Monarch Litho Inc. producing and manufacturing a 16 page 8 x 11 (2500 copies) roll out to our magazine.
   3. The remaining 16% will go towards continuing development and maintaining of www.mybeerbuddy.net. and hiring 1-3 employees to help gather all the data needed to make My Beer Buddy Inc. successful.

Spending plan of extra investment: First we have to account for the fundraising costs which amount to approximately 9% of the amount we are seeking to raise.   After these fees are paid, we will use the remaining capital as listed.   50% will be used for marketing. This will be the bulk of our expense as we try and get a lot of exposure for My Beer Buddy.   20% we plan to use for promotions and giveaways. The remaining 21% we will keep on hand to use for any sudden expenses that may arise. We may also use this to hire more employees to help with our promotions.

Return Details

Return type: ownership
Raising target: $45,000
Raising cap: $100,000
Percentage ownership you plan to offer: 10.0%
When do you plan to sell or IPO your business: 2030
Existing share: No
When can bidders expect the return: September, 2020
These events trigger the conversion: standard triggering events;
Events description: The business has a single investment larger than $1 million; A change of control transaction such as a merger or acquisition; The business is sold or merged; An initial public offering (IPO); The company goes public.

Company Details

Tax year end date: December

Do you have a Tax ID yet (TIN/EIN): Yes

Full legal name of your company: My Beer Buddy Inc.

Legal status of your company/business: CORPORATION

Where is your company registered: Arizona

Company form date: 10-05-2018

Date by which the annual report will be posted: April 29

Location where the entrepreneur's annual report will be posted: www.mybeerbuddy.net

Company address

Street: 522 N Central Ave # 831

City: Phoenix

State: Arizona

ZIP code: 85004

Financial status

Average sales price: $400

Average cost per unit: $75

Yearly sales at the end of last year: $0

1st year target sales after raised date: $620,000

Existing investment from the founders: $10,200

Existing investment from other investors: $0

Owners, Officers, Directors

Name: John P Campa

Title: Founder

Grant Date: 10-05-2018

Has ownership: Yes

Ownership: 90%

Link to the bio or LinkedIn page for 3 years recent work experience:

linkedin.com/in/john-campa-b590a144

Name: Henry Mariner

Title: VP of Operations

Grant Date: 10-05-2018

Has ownership: No

Description of 3 years recent work experience: Henry Mariner is a entertainer, music producer, audio engineer, and CEO of Global Impact Enterprises LLC DBA Night Prowler Apparel.   He was able to take that success to Asia, where he performed over 1,500 shows in 8 different countries. In 2015 Henry teamed up with a couple of ambitious colleagues, where he helped them develop marketing strategies for the app We Abroad, a social media app for expats living in foreign countries.

Name: Sammy Madrid

Title: Treasurer

Grant Date: 10-05-2018

Has ownership: No

Link to the bio or LinkedIn page for 3 years recent work experience: linkedin.com/in/sammy-madrid-346ab524

Name: Ashok Marimuthu

Title: VP of Development

Grant Date: 02-13-2019

Has ownership: Yes

Ownership: 10%

Link to the bio or LinkedIn page for 3 years recent work experience: www.linkedin.com/in/mlashok/

Name: Harold Randolph Jr.

Title: VP of Marketing

Grant Date: 03-01-2019

Has ownership: No

Link to the bio or LinkedIn page for 3 years recent work experience: linkedin.com/in/haroldrandolph

Do you have different kinds of existing stock for the business: Yes
The outstanding stock and the differences: The company has authorized 100,000 shares of

common stock at a par value of $0.001 per share. As of Oct 5th, 2018, no shares were issued and outstanding. The common stock shares authorized have voting rights and each common stock carries one vote. Additionally, the common stock has transfer rights. The differences between the common stock authorized and the CAFES being offering under this offering are that the CAFES do not have voting rights and transfers are not permitted for at least one year and would be limited at that time.

Yearly sales at the end of the year before: $0

The cost of sales at the end of last year: $0

The cost of sales at the end of the year before: $0

Business expenses at the end of last year: $0

Business expenses at the end of the year before: $0

Short-term debt at the end of last year (due within 12 months): $0

Short-term debt at the end of the year before (due within 12 months): $0

Long-term debt at the end of last year (due later than 12 months): $0

Long-term debt at the end of the year before (due later than 12 months): $0

Has your business raised money within the past three years with any exempt offering: No

Offer date, stock type, amount sold, use of money, type of exemptions:

Assets last year: $0

Assets the year before: $0

Cash last year: $0

Cash the year before: $0

Owed last year: $0

Owed the year before: $0

Taxes last year: $0

Taxes the year before: $0

Profit last year: $0

Profit year before: $0

Financial situation: We expect to serve an average of 30 accounts(Bars/Stores) per month during year 1 in Arizona with a monthly fee of $400 (6/12 month contract). For the first 3 months we will lower fee to $150 for testing and then increase accordingly. Year two we hope to have 60 accounts by adding California. Year 3 we hope to expand to 120 accounts by servicing Nevada, Colorado and Texas. We anticipate to continue to grow further until My Beer Buddy Inc. is available across the United States.   If we are unable to reach our target number, My Beer Buddy Inc will still continue to push forward. We will seek a business loan to still keep our marketing and advertising plan in place.

Has financial statements: Yes

Last Edited: 2019-03-11 19:51:30

Desired launch period: immediately

CCC code: ukh#xtf7

CIK code: 0001766785

Links

My Beer Buddy Inc: www.mybeerbuddy.net

Contact us: www.sales@mybeerbuddy.net

Instagram : www.instagram.com/mybeerbuddy/?hl=en